EXHIBIT 99.9

Media Release

Rio Tinto releases details of $8.5 billion of taxes and royalties paid in 2023
28 March 2024

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto has published its 2023 Taxes and Royalties Paid Report, which details $8.5 billion of taxes and royalties paid globally during the year. This compares to $10.8 billion in 2022, which included around $1.5 billion of Australian corporate tax payments related to prior years.

In Australia, which is home to almost half of the company’s global business, taxes and royalties totalling $6.6 billion (A$10.0 billion) were paid in 2023, including corporate tax paid of $4.1 billion (A$6.2 billion). Rio Tinto also made significant tax and royalty payments in Canada ($601 million), Chile ($477 million), Mongolia ($371 million) and the United States ($123 million).

Rio Tinto Chief Financial Officer Peter Cunningham said “We remain committed to being a leader on transparent tax reporting, as we continue to find better ways to contribute to our host countries and communities.

“The taxes and royalties we pay play an important role in economic and social development, and can be significant for national budgets and local development priorities such as job creation and skills training.

“It is important to us that we make this contribution openly and transparently, as part of our responsibility to extract value from the minerals and materials we produce in the safest and most sustainable way possible.”

In the past ten years, Rio Tinto has paid $76 billion in taxes and royalties globally, of which more than 78% was paid in Australia.

View source version on businesswire.com: https://www.businesswire.com/news/home/20240326939745/en/
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Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
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